UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Granite Ridge Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

387432107

(CUSIP Number)

Emily Fuquay

5217 McKinney Ave., Suite 400

Dallas, Texas 75205

(214) 396-2850

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 387432107	13D	Page 2 of 38 Pages

1	Names of Reporting Persons GREP GP III, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 67,842,211+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 67,842,211+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,842,211+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount In Row (11) 50.3%*
14	Type of Reporting Person (See Instructions) OO

+Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 3 of 38 Pages

1	Names of Reporting Persons Grey Rock Energy Partners GP III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 67,842,211+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 67,842,211+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 67,842,211+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 50.3%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 4 of 38 Pages

1	Names of Reporting Persons GREP GP III Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 55,364,285+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 55,364,285+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,364,285+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 41.1%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 5 of 38 Pages

1	Names of Reporting Persons Grey Rock Energy Partners GP III-A, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 16,800,468+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 16,800,468+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,800,468+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.5%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 6 of 38 Pages

1	Names of Reporting Persons Grey Rock Energy Fund III-A, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 16,767,696+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 16,767,696+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,767,696+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.4%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 7 of 38 Pages

1	Names of Reporting Persons GREP Holdco III-A LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 16,767,696+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 16,767,696+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,767,696+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.4%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 8 of 38 Pages

1	Names of Reporting Persons Grey Rock Energy Partners GP III-B, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 38,563,817+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 38,563,817+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,563,817+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.6%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 9 of 38 Pages

1	Names of Reporting Persons Grey Rock Energy Fund III-B Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 38,498,272+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 38,498,272+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,498,272+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.6%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 10 of 38 Pages

1	Names of Reporting Persons Grey Rock Energy Fund III-B, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 38,498,272+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 38,498,272+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,498,272+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.6%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 11 of 38 Pages

1	Names of Reporting Persons GREP Holdco III-B Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 38,498,272+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 38,498,272+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,498,272+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.6%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 12 of 38 Pages

1	Names of Reporting Persons GREP GP II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 10,558,213+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 10,558,213+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,558,213+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount In Row (11) 7.8%*
14	Type of Reporting Person (See Instructions) OO

+Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 13 of 38 Pages

1	Names of Reporting Persons Grey Rock Energy Partners GP II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 10,558,213+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 10,558,213+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,558,213+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 14 of 38 Pages

1	Names of Reporting Persons GREP GP II Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 10,558,213+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 10,558,213+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,558,213+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 15 of 38 Pages

1	Names of Reporting Persons Grey Rock Energy Partners GP II-A, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 4,261,138+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 4,261,138+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,261,138+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.2%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 16 of 38 Pages

1	Names of Reporting Persons Grey Rock Energy Fund II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 4,261,138+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 4,261,138+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,261,138+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.2%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 17 of 38 Pages

1	Names of Reporting Persons GREP Holdco II LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 4,261,138+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 4,261,138+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,261,138+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.2%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 18 of 38 Pages

1	Names of Reporting Persons Grey Rock Energy Partners GP II-B, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 6,297,075+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 6,297,075+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,297,075+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 19 of 38 Pages

1	Names of Reporting Persons Grey Rock Energy Fund II-B Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 6,297,075+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 6,297,075+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,297,075+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 20 of 38 Pages

1	Names of Reporting Persons Grey Rock Energy Fund II-B, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 6,297,075+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 6,297,075+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,297,075+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%*
14	Type of Reporting Person (See Instructions) PN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 21 of 38 Pages

1	Names of Reporting Persons GREP Holdco II-B Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 6,297,075+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 6,297,075+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,297,075+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%*
14	Type of Reporting Person (See Instructions) OO

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 22 of 38 Pages

1	Names of Reporting Persons Matthew Reade Miller
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 613,071+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 613,071+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 613,071+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.5%*
14	Type of Reporting Person (See Instructions) IN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 23 of 38 Pages

1	Names of Reporting Persons Griffin Perry
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 547,588+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 547,588+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 547,588+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%*
14	Type of Reporting Person (See Instructions) IN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 24 of 38 Pages

1	Names of Reporting Persons Thaddeus Darden
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 207,346+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 207,346+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 207,346+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%*
14	Type of Reporting Person (See Instructions) IN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 25 of 38 Pages

1	Names of Reporting Persons Kirk Lazarine
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0+
	8	Shared Voting Power 551,708+
	9	Sole Dispositive Power 0+
	10	Shared Dispositive Power 551,708+

11	Aggregate Amount Beneficially Owned by Each Reporting Person 551,708+
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%*
14	Type of Reporting Person (See Instructions) IN

+ Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

*Based on 134,841,979 shares of common stock, $0.0001 par value per share, of Granite Ridge Resources, Inc. outstanding as of August 7, 2023, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 387432107	13D	Page 26 of 38 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Granite Ridge Resources, Inc., a Delaware corporation (“Issuer” or “Company”), whose principal executive offices are located at 5217 McKinney Ave., Suite 400 Dallas, Texas 75205. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

This Amendment No. 1 is being filed to amend and supplement the Schedule 13D filed by the Filing Parties on September 1, 2023, to reflect the underwritten registered secondary offering of shares of Common Stock by certain of the Filing Parties as described herein. Except as set forth below, all previous items are unchanged.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by GREP GP III, LLC, a Delaware limited liability company (“Fund III GP”), Grey Rock Energy Partners GP III, L.P., a Delaware limited partnership (“GREP GP III”), GREP GP III Holdings, LLC, a Delaware limited liability company (“GREP GP III Holdings”), Grey Rock Energy Partners GP III-A, L.P., a Delaware limited partnership (“GP III-A”), Grey Rock Energy Fund III-A, LP, a Delaware limited partnership (“Fund III-A”), GREP Holdco III-A, LLC, a Delaware limited liability company (“Holdco III-A”), Grey Rock Energy Partners GP III-B, L.P. (“GP III-B”), Grey Rock Energy Fund III-B, LP, a Delaware limited partnership (“Fund III-B”), Grey Rock Energy Fund III-B Holdings, L.P., a Delaware limited partnership (“Fund III-B Holdings” and, together with Fund III-A and Fund III-B, collectively, “Fund III”), and GREP Holdco III-B Holdings, LLC, a Delaware limited liability company (“Holdco III-B” and, together with Fund III, the “Fund III Filing Parties”), GREP GP II, LLC, a Delaware limited liability company (“Fund II GP”), Grey Rock Energy Partners GP II, L.P., a Delaware limited partnership (“GREP GP II”), GREP GP II Holdings, LLC, a Delaware limited liability company (“GREP GP II Holdings”), Grey Rock Energy Partners GP II-A, L.P., a Delaware limited partnership (“GP II-A”), Grey Rock Energy Fund II, LP, a Delaware limited partnership (“Fund II-A”), GREP Holdco II, LLC, a Delaware limited liability company (“Holdco II-A”), Grey Rock Energy Partners GP II-B, L.P. (“GP II-B”), Grey Rock Energy Fund II-B, LP, a Delaware limited partnership (“Fund II-B”), Grey Rock Energy Fund II-B Holdings, L.P., a Delaware limited partnership (“Fund II-B Holdings” and, together with Fund II-A and Fund II-B, collectively, “Fund II”), and GREP Holdco II-B Holdings, LLC, a Delaware limited liability company (“Holdco II-B” and, together with Fund II, the “Fund II Filing Parties”), Matthew Miller, Griffin Perry and Thaddeus Darden and Kirk Lazarine (together with the foregoing entities, the “Filing Parties”) pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit A.

Holdco III-A is indirectly controlled by Fund III GP. Fund III GP is the sole general partner of GREP GP III, which is the sole member of GREP GP III Holdings, which is the sole general partner of GP III-A. GP III-A is the sole general partner of Fund III-A, which is the sole member of Holdco III-A. As a result, Fund III GP, GREP GP III, GREP GP III Holdings, GP III-A and Fund III-A may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco III-A.

Holdco III-B is indirectly controlled by Fund III GP. Fund III GP is the sole general partner of GREP GP III, which is the sole member of GREP GP III Holdings, which is the sole general partner of GP III-B. GP III-B is the sole general partner of each of Fund III-B and Fund III-B Holdings. Fund III-B and Fund III-B Holdings are the sole members of Holdco III-B. As a result, Fund III GP, GREP GP III, GREP GP III Holdings, GP III-B, Fund III-B and Fund III-B Holdings may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco III-B.

Holdco II-A is indirectly controlled by Fund II GP. Fund II GP is the sole general partner of GREP GP II, which is the sole member of GREP GP II Holdings, which is the sole general partner of GP II-A. GP II-A is the sole general partner of Fund II-A, which is the sole member of Holdco II-A. As a result, Fund II GP, GREP GP II and GREP GP II Holdings may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-A and GP II-A. GP II-A and Fund II-A may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-A.

CUSIP No. 387432107	13D	Page 27 of 38 Pages

Holdco II-B is indirectly controlled by Fund II GP. Fund II GP is the sole general partner of GREP GP II, which is the sole member of GREP GP II Holdings, which is the sole general partner of GP II-B. GP II-B is the sole general partner of each of Fund II-B and Fund II-B Holdings. Fund II-B and Fund II-B Holdings are the sole members of Holdco II-B. As a result, Fund II GP, GREP GP II, GREP GP II Holdings and GP II-B may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-B and GP II-B. Fund II-B, Fund II-B Holdings and GP II-B may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Holdco II-B.

In connection with the Transactions described in Item 3, the Filing Parties were issued in the aggregate, 118,740,242 shares of Common Stock, of which 28,847,450 shares were originally held directly by Holdco III-A, 66,233,134 shares were originally held directly by Holdco III-B, 9,507,742 shares were originally held directly by Holdco II-A, 14,050,471 shares were originally held directly by Holdco II-B, 19,434 shares were originally held directly by GP II-A, 23,502 shares were originally held directly by GP II-B, 17,175 shares were originally held directly by Matthew Miller, 5,725 shares were originally held directly by Griffin Perry, 29,884 shares were originally held indirectly by Thaddeus Darden (including 24,159 owned by Monticello Avenue LLC, over which Mr. Darden has voting and investment power) and 5,725 shares were originally held directly by Kirk Lazarine.

Following the distributions described in Item 5(c), as well as certain sales under the Underwriting Agreement and open market acquisitions of shares of Common Stock made following such distributions and further explained herein, the Filing Parties hold an aggregate of 67,842,211 shares of Common Stock, of which 16,767,696 shares are held directly by Holdco III-A, 38,498,272 shares are held directly by Holdco III-B, 32,772 shares are held directly by GP III-A, 65,545 shares are held directly by GP III-B, 4,261,138 shares are held directly by Holdco II-A, 6,297,075 shares are held directly by Holdco II-B, 613,071 shares are held directly by Matthew Miller, 547,588 shares are held directly by Griffin Perry, 207,346 shares are held indirectly by Thaddeus Darden (including 37,584 owned by Monticello Avenue LLC) and 551,708 shares are held directly by Kirk Lazarine. As a result of the Voting Agreement described in Item 4, GREP GP III holds an aggregate of 67,842,211 shares of Common Stock.

(b) The principal business address of the Filing Parties is 5217 McKinney Ave., Suite 400 Dallas, Texas 75205.

(c) The principal business of Fund III, Holdco III-A and Holdco III-B is investing in oil and gas assets and the securities of companies that hold oil and gas assets. The principal business of Fund III GP is indirectly managing the Funds, Holdco III-A and Holdco III-B.

The principal business of Fund II, Holdco II-A and Holdco II-B is investing in oil and gas assets and the securities of companies that hold oil and gas assets. The principal business of Fund II GP is indirectly managing the Funds, Holdco II-A and Holdco II-B.

The principal occupations of each of Matthew Miller, Griffin Perry, Thaddeus Darden, and Kirk Lazarine is to oversee investments on behalf of the Funds and other funds managed by Grey Rock Investment Partners, LLC and its affiliates.

(d) During the last five years, none of the Filing Parties or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Parties or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Matthew Miller, Griffin Perry, Thaddeus Darden and Kirk Lazarine is a United States citizen.

CUSIP No. 387432107	13D	Page 28 of 38 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock beneficially owned by the Filing Parties was issued as merger consideration by the Company to (i) Holdco III-A and Holdco III-B (collectively, the “Fund III Holdcos”) and (ii) Holdco II-A and Holdco II-B (collectively, the “Fund II Holdcos”) in exchange for membership interests in GREP Holdings, LLC, a Delaware limited lability company (“GREP Holdings”), upon GREP Holdings’ merger with GREP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“GREP Merger Sub”), at the closing of the transactions contemplated by the Business Combination Agreement as described in Item 4.

Item 4.	Purpose of Transaction.

Business Combination Agreement

Pursuant to that certain Business Combination Agreement, dated May 16, 2022 (the “Business Combination Agreement”), by and among the Company, Executive Network Partnering Corporation, a Delaware corporation (“ENPC”), GREP Holdings, GREP Merger Sub, and ENPC Merger Sub, Inc., a Delaware corporation, among other things, the Fund III Holdcos and the Fund II Holdcos contributed certain oil and gas assets to GREP Holdings in exchange for membership interests therein. At the closing of the transactions contemplated by the Business Combination Agreement (the “Transactions”), among other things, the Filing Parties were issued an aggregate of 118,740,242 shares of Common Stock upon GREP Holdings’ merger with GREP Merger Sub.

Registration Rights and Lock-Up Agreement

In connection with the Business Combination Agreement, the Company entered into a Registration Rights and Lock-Up Agreement (the “RRA and Lock-Up Agreement”) with certain former stockholders of ENPC and the Existing GREP Members (as defined below) with respect to the shares of Common Stock that were issued as consideration under the Business Combination Agreement. The RRA and Lock-Up Agreement includes, among other things, the following provisions:

Registration Rights. The Company was required to file a resale shelf registration statement on behalf of certain of the Company’s security holders, including certain of the Filing Parties, promptly after the closing of the Transactions to register shares of Common Stock held by the Fund III Holdcos, the Fund II Holdcos, GREP Holdco I LLC, a Delaware limited liability company (collectively, the “Existing GREP Members”) and their assignees, and certain former stockholders of ENPC. The RRA and Lock-Up Agreement also provides certain demand rights and piggyback rights to the parties, subject to certain specified underwriter cutbacks and issuer blackout periods. The Company will bear all costs and expenses incurred in connection with the resale shelf registration statement, any demand registration statement, any underwritten takedown, any block trade, any piggyback registration statement and all expenses incurred in performing or complying with its other obligations under the RRA and Lock-Up Agreement, whether or not the registration statement becomes effective.

Voting Agreement

On August 25, 2023, GREP GP III (who has voting and dispositive power over Common Stock owned by Fund III and certain of its affiliates), GREP GP II (who has voting and dispositive power over Common Stock owned by Fund II and certain of its affiliates), and Matthew Miller, Griffin Perry, Thaddeus Darden and Kirk Lazarine (collectively, the “Voting Agreement Parties”) entered into a Stockholder Voting Agreement (the “Voting Agreement”).

Pursuant to the Voting Agreement, the Voting Agreement Parties irrevocably and unconditionally agreed to vote the 75,957,927 shares of Common Stock which the Voting Agreement Parties then held (and any other shares of Common Stock obtained by Voting Agreement Parties in the future) at any annual or special meeting of the Company’s stockholders or in connection with any written consent of the Company’s stockholders. The 75,957,927 shares held by the Voting Agreement Parties constituted approximately 56.3% of the total outstanding shares of Common Stock as of the date of the Voting Agreement. As of the date of this filing, the 67,842,211 shares held by the Voting Agreement Parties constitute approximately 50.3% of the total outstanding shares of Common Stock. The Voting Agreement continues indefinitely, but can be terminated on 30 days prior written notice by Voting Agreement Parties holding a majority of the shares of Common Stock subject to the Voting Agreement. In connection with their entry into the Voting Agreement, the Voting Agreement Parties provided GREP GP III an irrevocable voting proxy to vote the shares subject to the Voting Agreement. Additionally, during the term of such agreement, the Voting Agreement Parties agreed not to transfer the shares covered by the Voting Agreement without the consent of GREP GP III, except pursuant to certain limited exceptions.

CUSIP No. 387432107	13D	Page 29 of 38 Pages

The description of the Voting Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Underwriting Agreement

On September 12, 2023, the Company, Holdco III-A and Holdco III-B (collectively, the “Selling Stockholders”), and BofA Securities, Inc. and Evercore Group L.L.C., as representatives of the underwriters (the “Underwriters”), entered into an underwriting agreement (the “Underwriting Agreement”) pursuant to which the Selling Stockholders agreed to sell to the Underwriters, and the Underwriters agreed to purchase from the Selling Stockholders, subject to and upon terms and conditions set forth therein, 7,100,000 shares of Common Stock at a price of $5.00 per share (the “Offering Price”). Pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters a 30-day option to purchase up to an aggregate of 1,065,000 additional shares of Common Stock, which the Underwriters exercised in full.

The Underwriting Agreement contains customary representations, warranties, covenants and indemnification obligations of the Company, the Selling Stockholders and the Underwriters, as well as termination and other customary provisions.

The offering was made pursuant to the Company’s registration statement on Form S-1 (Registration No. 333-268478), as amended and supplemented, initially filed on November 11, 2022, amended by post-effective amendment filed on March 29, 2023 and declared effective by the Securities and Exchange Commission on April 3, 2023, including the prospectus supplement, dated September 12, 2023 (the “Prospectus Supplement”). The offering closed on September 15, 2023. The Company did not selling any shares of Common Stock in the offering and did not receive any proceeds from the offering.

The description of the Underwriting Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Open Market Acquisitions

On September 18, 2023, the following Filing Parties made open market acquisitions of shares of Common Stock: Matthew Miller acquired 17,284 shares at prices ranging from $5.73 to $5.85 per share; Griffin Perry acquired 2,000 shares at a price of $5.76 per share, Thaddeus Darden acquired 20,000 shares at a price of $5.74 per share, and Kirk Lazarine acquired 10,000 shares at a price of $5.75 per share.

Except as set forth in this Schedule 13D, the Filing Parties do not have any plan or proposal that would relate to, or result in, any of the following matters:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure;

CUSIP No. 387432107	13D	Page 30 of 38 Pages

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

Each of the Filing Parties reserve the right to propose or participate in future transactions which may result in one or more of the above listed actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Filing Parties also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Filing Parties may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of Issuer.

(a) and (b)

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Filing Party and the information set forth in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Filing Parties is based upon 134,841,979 shares of Common Stock outstanding as of August 7, 2023, as reported on the Company’s Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

(c)  On January 19, 2023, Holdco II-A distributed 5,246,604 shares of Common Stock pro rata to the partners of Fund II-A, including 917,932 shares of Common Stock to GP II-A and 4,328,672 shares of Common Stock to the limited partners of Fund II-A. On the same date, Holdco II-B distributed 7,753,396 shares of Common Stock pro rata to the limited partners of Fund II-B Holdings and Fund II-B, including 1,296,108 shares of Common Stock to GP-II-B and 6,457,288 shares of Common Stock to the limited partners of Fund II-B Holdings and Fund II-B.

On February 15, GP II-A distributed 917,932 shares of Common Stock to the owners of Fund II GP. On the same date, GP II-B distributed 1,296,108 shares of Common Stock to the owners of Fund II GP.

On May 9, 2023, GP II-A distributed 19,434 shares of Common Stock to the owners of Fund II GP. On the same date, GP II-B distributed 23,502 shares of Common Stock to the owners of Fund II GP.

On August 25, 2023, Holdco III-A distributed 9,602,493 shares of Common Stock pro rata to the partners of Fund III-A, including 32,772 shares of Common Stock to GP III-A and 9,569,721 shares of Common Stock to the limited partners of Fund III-A. On the same date, Holdco III-B distributed 22,047,123 shares of Common Stock pro rata to the limited partners of Fund III-B Holdings and Fund III-B, including 65,545 shares of Common Stock to GP III-B, 21,981,578 shares of Common Stock to the limited partners of Fund III-B Holdings and Fund III-B, 54,970 shares of Common Stock to Matthew Miller, 41,860 shares of Common Stock to Griffin Perry, 11,503 shares of Common Stock to Thaddeus Darden and 41,860 shares of Common Stock to Kirk Lazarine.

CUSIP No. 387432107	13D	Page 31 of 38 Pages

On September 15, 2023, the Selling Shareholders sold an aggregate of 8,165,000 shares of Common Stock of the Issuer at the Offering Price, pursuant to the Prospectus Supplement and the terms and conditions of the Underwriting Agreement.

On September 18, 2023, the following Filing Parties made open market acquisitions of shares of Common Stock: Matthew Miller acquired 17,284 shares at prices ranging from $5.73 to $5.85 per share; Griffin Perry acquired 2,000 shares at a price of $5.76 per share, Thaddeus Darden acquired 20,000 shares at a price of $5.74 per share, and Kirk Lazarine acquired 10,000 shares at a price of $5.75 per share.

Except as described herein, during the past sixty (60) days there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Filing Parties or any person or entity for which the Filing Parties possess voting or dispositive control over the securities thereof.

(d) Other than as described in this Schedule 13D, to the knowledge of the Filing Parties, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Parties.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

The Filing Parties have entered into a Joint Filing Agreement pursuant to which, among other things, the Filing Parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated September 1, 2023, among the Filing Parties.*
2	Business Combination Agreement, dated May 16, 2022, among the Company, GREP Holdings, ENPC, ENPC Merger Sub and GREP Merger Sub.*
3	Registration Rights and Lock-Up Agreement, dated October 24, 2022, among the Company, the Existing GREP Members, ENPC Holdings II, LLC, and the ENPC Equityholders (as defined therein).*
4	Voting Agreement, dated August 25, 2023, among the Filing Parties.*
5	Underwriting Agreement, dated September 12, 2023, among the Company, the selling stockholders named therein, BofA Securities, Inc. and Evercore Group L.L.C.**

*Previously filed.

**Filed herewith.

CUSIP No. 387432107	13D	Page 32 of 38 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     September 19, 2023

GREP GP III, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager

Grey Rock Energy Partners GP III, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P.

GREP GP III Holdings, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC

CUSIP No. 387432107	13D	Page 33 of 38 Pages

Grey Rock Energy Partners GP III-A, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-A, L.P.

Grey Rock Energy Fund III-A, LP

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-A, L.P, the general partner of Grey Rock Energy Fund III-A, LP

GREP Holdco III-A, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-A, L.P, the general partner of Grey Rock Energy Fund III-A, LP, the sole member of GREP Holdco III-A, LLC

CUSIP No. 387432107	13D	Page 34 of 38 Pages

Grey Rock Energy Partners GP III-B, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-B, L.P.

Grey Rock Energy Fund III-B, LP

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-B, L.P., the general partner of Grey Rock Energy Fund III-B, LP

Grey Rock Energy Fund III-B Holdings, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-B, L.P., the general partner of Grey Rock Energy Fund III-B Holdings, L.P.

CUSIP No. 387432107	13D	Page 35 of 38 Pages

GREP Holdco III-B Holdings, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP III, LLC, the general partner of Grey Rock Energy Partners GP III, L.P., the sole member of GREP GP III Holdings, LLC, the general partner of Grey Rock Energy Partners GP III-B, L.P., the general partner of Grey Rock Energy Fund III-B Holdings, L.P. and Grey Rock Energy Fund III-B, LP, the sole members of GREP Holdco III-B Holdings, LLC

GREP GP II, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager

Grey Rock Energy Partners GP II, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P.

GREP GP II Holdings, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC

CUSIP No. 387432107	13D	Page 36 of 38 Pages

Grey Rock Energy Partners GP II-A, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-A, L.P.

Grey Rock Energy Fund II, LP

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-A, L.P, the general partner of Grey Rock Energy Fund II, LP

GREP Holdco II, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-A, L.P, the general partner of Grey Rock Energy Fund II, LP, the sole member of GREP Holdco II, LLC

CUSIP No. 387432107	13D	Page 37 of 38 Pages

Grey Rock Energy Partners GP II-B, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-B, L.P.

Grey Rock Energy Fund II-B, LP

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-B, L.P., the general partner of Grey Rock Energy Fund II-B, LP

Grey Rock Energy Fund II-B Holdings, L.P.

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-B, L.P., the general partner of Grey Rock Energy Fund II-B Holdings, L.P.

CUSIP No. 387432107	13D	Page 38 of 38 Pages

GREP Holdco II-B Holdings, LLC

By:	/s/ Matthew Miller
Name:	Matthew Miller
Title:	Manager of GREP GP II, LLC, the general partner of Grey Rock Energy Partners GP II, L.P., the sole member of GREP GP II Holdings, LLC, the general partner of Grey Rock Energy Partners GP II-B, L.P., the general partner of Grey Rock Energy Fund II-B Holdings, L.P. and Grey Rock Energy Fund II-B, L.P., the sole members of GREP Holdco II-B Holdings, LLC

Matthew miller (Individually)

By:	/s/ Matthew Miller
Name:	Matthew Miller

Griffin Perry (Individually)

By:	/s/ Griffin Perry
Name:	Griffin Perry

Thaddeus Darden (Individually)

By:	/s/ Thaddeus Darden
Name:	Thaddeus Darden

Kirk Lazarine (Individually)

By:	/s/ Kirk Lazarine
Name:	Kirk Lazarine